UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MSC INDUSTRIAL DIRECT CO., INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

553530 10 6
(CUSIP Number)

Mitchell Jacobson MSC Industrial Direct Co., Inc. 515 Broadhollow Road, Suite 1000 Melville, New York 11747 (516) 812-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON Mitchell Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,029,191 (1)
	8	SHARED VOTING POWER 249,425 (2)
	9	SOLE DISPOSITIVE POWER 8,029,191 (1)
	10	SHARED DISPOSITIVE POWER 249,425 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,278,616 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 1,939,524 shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of MSC Industrial Direct Co., Inc., a New York corporation (the “Issuer”), owned directly by Mr. Jacobson; (ii) 2,907,454 shares of Class A Common Stock held by trusts of which Mr. Jacobson is the settlor and over whose trustees Mr. Jacobson can exercise remove and replace powers; and (iii) 3,182,213 shares of Class A Common Stock held by grantor retained annuity trusts of which Mr. Jacobson is the settlor, sole annuitant and trustee, and other trusts over whose portfolio securities Mr. Jacobson exercises voting or dispositive power. Mr. Jacobson disclaims beneficial ownership of the 6,089,667 shares of Class A Common Stock held by these trusts.
(2)	Consists of shares of Class A Common Stock held by a family charitable foundation, of which Mr. Jacobson is a director, as to which shares Mr. Jacobson has shared voting and dispositive power (which shares are also reported as beneficially owned by Ms. Bennett). Mr. Jacobson disclaims beneficial ownership of all shares of Class A Common Stock held by the foundation.
(3)	Based on 57,240,549 shares of Class A Common Stock outstanding as of October 4, 2023.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Erik Gershwind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,057,164 (1)
	8	SHARED VOTING POWER 166,375 (2)
	9	SOLE DISPOSITIVE POWER 2,057,164 (1)
	10	SHARED DISPOSITIVE POWER 166,375 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,223,539 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 1,337,378 shares of Class A Common Stock owned directly by Mr. Gershwind; (ii) 153,540 shares of Class A Common Stock issuable upon the exercise by Mr. Gershwind of stock options that are currently exercisable or exercisable within 60 days of October 4, 2023; (iii) 18,782 shares of Class A Common Stock held by a family charitable foundation, of which Mr. Gershwind is a director; (iv) 162,457 shares of Class A Common Stock held by a trust over whose trustee Mr. Gershwind can exercise remove and replace powers (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson); (v) 245,000 shares of Class A Common Stock held by grantor retained annuity trusts of which Mr. Gershwind is the settlor, sole annuitant and trustee; and (vi) 140,007 shares of Class A Common Stock held by a trust over whose trustee Mr. Gershwind can exercise remove and replace powers (and which shares are also reported as beneficially owned by Ms. Bennett). Mr. Gershwind disclaims beneficial ownership of the 18,782 shares of Class A Common Stock held by the foundation and the 547,464 shares of Class A Common Stock that are beneficially owned by these trusts.
(2)	Consists of (i) 2,913 shares of Class A Common Stock held by a family charitable foundation, of which Mr. Gershwind is a director (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson and Ms. Bennett), (ii) 61,027 shares of Class A Common Stock held by a trust of which Mr. Gershwind is a co-trustee and beneficiary (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson) and (iii) 102,435 shares of Class A Common Stock held by a trust of which Mr. Gershwind is a trustee (which shares are also reported as beneficially owned by Ms. Bennett), and as to which shares, in each case, Mr. Gershwind has shared voting and dispositive power. Mr. Gershwind disclaims beneficial ownership of the 2,913 shares of Class A Common Stock held by the foundation and the 163,462 shares of Class A Common Stock held by these trusts.
(3)	Based on 57,240,549 shares of Class A Common Stock outstanding as of October 4, 2023.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON Stacey L. Bennett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,003,820 (1)
	8	SHARED VOTING POWER 626,646 (2)
	9	SOLE DISPOSITIVE POWER 1,003,820 (1)
	10	SHARED DISPOSITIVE POWER 626,646 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,466 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 845,031 shares of Class A Common Stock owned directly by Ms. Bennett; (ii) 18,782 shares of Class A Common Stock held by a family charitable foundation, of which Ms. Bennett is a director; and (iii) 140,007 shares of Class A Common Stock held by a trust of which Ms. Bennett is a trustee (which shares are also reported as beneficially owned by Mr. Gershwind). Ms. Bennett disclaims beneficial ownership of the 18,782 shares of Class A Common Stock held by the foundation and the 140,007 shares of Class A Common Stock that are beneficially owned by the trust.
(2)	Consists of (i) 9 shares of Class A Common Stock held by a trust of which Ms. Bennett is a co-trustee and beneficiary (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson); (ii) 252,338 shares of Class A Common Stock held by family charitable foundations, of which Ms. Bennett is a director (of which 249,425 shares are also reported as beneficially owned by Mr. Jacobson and 2,913 shares are also reported as beneficially owned by Ms. Gershwind Fiverson and Mr. Gershwind), (iii) 109,402 shares of Class A Common Stock held by a trust of which Ms. Bennett is a co-trustee and beneficiary (which shares are also reported as beneficially owned by Ms. Gershwind Fiverson) and (iv) 264,897 shares of Class A Common Stock held by trusts over whose trustees Ms. Bennett can exercise remove and replace powers and of which Ms. Bennett’s spouse is a co-trustee (of which 162,462 shares are also reported as beneficially owned by Ms. Gershwind Fiverson and 102,435 shares are also reported as beneficially owned by Mr. Gershwind), and as to which shares, in each case, Ms. Bennett has shared voting and dispositive power. Ms. Bennett disclaims beneficial ownership of the 252,338 shares of Class A Common Stock held by the foundations and the 374,308 shares of Class A Common Stock held by the trusts.
(3)	Based on 57,240,549 shares of Class A Common Stock outstanding as of October 4, 2023.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON Marjorie Gershwind Fiverson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 738,864 (1)
	8	SHARED VOTING POWER 165,375 (2)
	9	SOLE DISPOSITIVE POWER 738,864 (1)
	10	SHARED DISPOSITIVE POWER 165,375 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,239 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 162,457 shares of Class A Common Stock held by trusts over whose portfolio securities Ms. Gershwind Fiverson exercises voting and dispositive power (which shares are also reported as beneficially owned by Mr. Gershwind); (ii) 9 shares of Class A Common Stock held by a trust over whose trustee Ms. Gershwind Fiverson can exercise remove and replace powers (which shares are also reported as beneficially owned by Ms. Bennett); (iii) 3,638 shares of Class A Common Stock held by a trust over whose portfolio securities Ms. Gershwind Fiverson exercises voting and dispositive power; (iv) 18,268 shares of Class A Common Stock owned directly by Ms. Gershwind Fiverson; (v) 384,063 shares of Class A Common Stock held by a trust over whose portfolio securities Ms. Gershwind Fiverson exercises voting and dispositive power; and (vi) 170,429 shares of Class A Common Stock held by trusts over whose trustees Ms. Gershwind Fiverson can exercise remove and replace powers (of which 61,027 shares are also reported as beneficially owned by Mr. Gershwind and 109,402 shares are also reported as beneficially owned by Ms. Bennett). Ms. Gershwind Fiverson disclaims beneficial ownership of the 720,596 shares of Class A Common Stock that are beneficially owned by these trusts.
(2)	Consists of (i) 2,913 shares of Class A Common Stock held by a family charitable foundation, of which Ms. Gershwind Fiverson is a director (which shares are also reported as beneficially owned by Ms. Bennett and Mr. Gershwind) and (ii) 162,462 shares of Class A Common Stock held by a trust of which Ms. Gershwind Fiverson is a co-trustee (which shares are also reported as beneficially owned by Ms. Bennett), and as to which shares, in each case, Ms. Gershwind Fiverson has shared voting and dispositive power. Ms. Gershwind Fiverson disclaims beneficial ownership of the 2,913 shares of Class A Common Stock held by the foundation and the 162,462 shares of Class A Common Stock held by the trust.
(3)	Based on 57,240,549 shares of Class A Common Stock outstanding as of October 4, 2023.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 6 of 9

Explanatory Note

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D filed on February 6, 2023 (the “Original Schedule 13D”) by Mitchell Jacobson, Erik Gershwind, Stacey L. Bennett and Marjorie Gershwind Fiverson (each person or entity, a “Reporting Person” and, collectively the “Reporting Persons”) with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Original Schedule 13D filed on June 21, 2023 by the Reporting Persons (the “First Amendment,” together with the Original Schedule 13D, the “Schedule 13D”).

This Amendment does not restate disclosures in the Schedule 13D that are not being amended, and should be read in conjunction with the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Reclassification Transaction

On October 4, 2023, following the filing by the Issuer of an amended and restated certificate of incorporation with the New York Secretary of State (such time, the “Effective Time”), each share of Class B Common Stock was reclassified, exchanged and converted into 1.225 shares of Class A Common Stock (the “Reclassification”).

In connection with the completion of the Reclassification, the Issuer and the Reporting Persons entered into a registration rights agreement, dated as of October 4, 2023 (the “Registration Rights Agreement”), pursuant to which the Reporting Persons are provided certain rights relating to the registration of their Class A Common Stock, including specified demand and piggyback registration rights.

The description of the Registration Rights Agreement set forth above does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Following the Effective Time, the Reporting Persons will have certain rights with respect to the nomination of individuals to serve on the Board of Directors of the Issuer, which are described in the First Amendment. The initial Reporting Persons nominees will be Mr. Mitchell Jacobson and Mr. Erik Gershwind.

General

The Reporting Persons have acquired the shares of Class A Common Stock reported in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. As such, subject to the restrictions (including without limitation restrictions on certain acquisitions and transfers of Issuer securities) set forth in the Reclassification Agreement and described in the First Amendment, the Reporting Persons may, depending on a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Class A Common Stock, the Issuer’s performance, operations, assets, prospects and business development, the Issuer’s management, Issuer-related competitive and strategic matters and general economic, financial market and industry conditions, as well as other investment considerations, increase or decrease their investment position. Depending on the investment considerations noted above, the Reporting Persons may, from time to time, (i) make additional purchases of Class A Common Stock or other securities of the Issuer either in the open market, in privately negotiated transactions or otherwise; (ii) hold or sell, trade or otherwise dispose of all or some holdings in the Issuer in the open market, in privately negotiated transactions or otherwise; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; or (iv) take any other lawful action they deem to be in their best interests. Any actions the Reporting Persons might undertake may be made at any time, and from time to time, without prior notice, and will be dependent upon their review of numerous factors, including but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 7 of 9

Consistent with the Reporting Persons’ investment purposes and, in addition to their governance rights described above, they may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Board and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

Other than as described herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

See Item 4 and the cover page for each Reporting Person, which are incorporated by reference herein.

(a)-(b) The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated by reference herein.

As of the Effective Time, any group within the meaning of Section 13(d) of the Exchange Act that may have been deemed to have been formed among the Reporting Persons has been terminated, effective as of such date. Each Reporting Person expressly disclaims membership in any such group and beneficial ownership of any securities beneficially owned by any other Reporting Person (other than as reported herein).

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock during the 60 days prior to the filing of this Schedule 13D, except as described in this Schedule 13D.

(d) Except as otherwise set forth herein and to the best knowledge of the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of Class A Common Stock held by the Reporting Persons other than each of the Reporting Persons.

(e) Erik Gershwind, Stacey L. Bennett and Marjorie Gershwind Fiverson each ceased to be the beneficial owner of more than 5% of the Issuer’s Class A Common Stock as of the Effective Time.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The description of the Registration Rights Agreement set forth under Item 4 and the full text of the Registration Rights Agreement are each incorporated herein by reference. The Registration Rights Agreement is being filed hereto as Exhibit 99.1.

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 8 of 9

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented by adding the following:

Exhibit	Name
99.1	Registration Rights Agreement, dated October 4, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2023).

CUSIP No. 553530 10 6	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2023

/s/ Mitchell Jacobson
MITCHELL JACOBSON

/s/ Erik Gershwind
ERIK GERSHWIND

/s/ Stacey L. Bennett
STACEY L. BENNETT

/s/ Marjorie Gershwind Fiverson
MARJORIE GERSHWIND FIVERSON